SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Hawk Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

420089104

(CUSIP Number)

Steven J. Ford

Carlisle Companies Incorporated

13925 Ballantyne Corporate Place

Suite 400

Charlotte, NC 28277

(315) 477-9108

with copy to:

Robert A. Rosenbaum

Dorsey & Whitney LLP

50 South Sixth Street

Suite 1500

Minneapolis, MN 55402

(612) 340-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 420089 10 4

1.	Names of Reporting Persons: Carlisle Companies Incorporated

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,799,411(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,799,411(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,799,411(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 35.4%(2)

14.	Type of Reporting Person: CO

(1) An aggregate of 2,799,411 shares are subject to Tender and Voting Agreements entered into between Carlisle Companies Incorporated, HC Corporation, and each of certain stockholders of Hawk Corporation (discussed in Item 5 below).  The 2,799,411 shares are comprised of 2,654,476 issued and outstanding shares and 144,935 shares issuable upon the exercise of options to purchase shares.

(2) Calculation is based on 7,759,063 shares issued and outstanding as of October 14, 2010, as represented by Hawk Corporation in the Agreement and Plan of Merger described in Item 3 hereof and attached as Exhibit 2.1 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010.

CUSIP No. 420089 10 4

1.	Names of Reporting Persons: HC Corporation

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,799,411(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,799,411(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,799,411(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 35.4%(2)

14.	Type of Reporting Person: CO

(1) An aggregate of 2,799,411 shares are subject to Tender and Voting Agreements entered into between Carlisle Companies Incorporated, HC Corporation, and each of certain stockholders of Hawk Corporation (discussed in Item 5 below).  The 2,799,411 shares are comprised of 2,654,476 issued and outstanding shares and 144,935 shares issuable upon the exercise of options to purchase shares.

(2) Calculation is based on 7,759,063 shares issued and outstanding as of October 14, 2010, as represented by Hawk Corporation in the Agreement and Plan of Merger described in Item 3 hereof and attached as Exhibit 2.1 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010.

Item 1.	Security and Issuer.

This statement relates to the shares of Class A common stock, $0.01 par value per share (the “Shares”) of Hawk Corporation, a Delaware corporation.  The principal executive office of Hawk Corporation is located at 200 Public Square, Suite 1500, Cleveland, Ohio 44114.

Item 2.	Identity and Background.

Carlisle Companies Incorporated

Pursuant to Instruction C of Schedule 13D, the information required regarding Carlisle Companies Incorporated’s officers and directors is set forth on Schedule A and incorporated herein by reference.

This statement on Schedule 13D is filed by Carlisle Companies Incorporated, a Delaware corporation (“Carlisle”).  Carlisle is a diversified manufacturing company consisting of four segments which manufacture and distribute a broad range of products.  The principal business and principal offices of Carlisle are located at 13925 Ballantyne Corporate Place, Suite 400, Charlotte, NC 28277.

During the last five years, neither Carlisle nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Carlisle nor, to the best of its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HC Corporation

Pursuant to Instruction C of Schedule 13D, the information required regarding HC Corporation’s officers and directors is set forth on Schedule A and incorporated herein by reference.

This statement on Schedule 13D is filed by HC Corporation, a Delaware corporation (“Merger Sub”).  Merger Sub is a direct wholly owned subsidiary of Carlisle and has not conducted any business other than in respect to the potential acquisition of all the outstanding Shares.  The principal business and principal offices of Merger Sub are located at 13925 Ballantyne Corporate Place, Suite 400, Charlotte, NC 28277.

During the last five years, neither Merger Sub nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Merger Sub nor, to the best of its knowledge, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Merger Agreement

On October 14, 2010, Carlisle, and Merger Sub, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hawk Corporation, a Delaware corporation.  Pursuant to the Merger Agreement, Carlisle and Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Shares, including the associated Rights (as defined in the Merger Agreement), at a purchase price of $50.00 per share in cash to be followed by a merger of Merger Sub with and into Hawk Corporation (the “Merger”).

The transactions are expected to be completed during the fourth calendar quarter of 2010.  The consummation of the Offer and Merger are subject to various closing conditions, including the tender of a majority of the Shares, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.  The Offer is not subject to a financing condition.  The Merger Agreement also includes customary termination provisions for both Hawk Corporation and Carlisle and provides that, in connection with the termination of the Merger Agreement under specified circumstances, Hawk Corporation will be required to pay Carlisle a termination fee of $14,500,000.

In connection with the Offer and pursuant to the terms and conditions of the Merger Agreement, Hawk Corporation granted to Merger Sub an irrevocable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated pursuant to its terms, to purchase from Hawk Corporation up to the number (but not less than that number) of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Carlisle, Merger Sub or any subsidiary of Carlisle at the time of the exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option.

The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement listed as Exhibit 2.1 hereto, which is hereby incorporated herein by reference.

Tender and Voting Agreements

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Carlisle entering into the Merger Agreement, three holders of Shares (the “Supporting Stockholders”), including Hawk Corporation’s Chairman and Chief Executive Officer and two other directors, have each entered into a Tender and Voting Agreement with Carlisle and Merger Sub (the “Tender Agreements”).  Pursuant to the Tender Agreements, each of the Supporting Stockholders has agreed, among other things, (i) to tender in the Offer all of his Shares, (ii) that, in the event a vote of Hawk Corporation’s stockholders is required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, he will vote all of his Shares (to the extent any such Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith, and (iii) to consent to the redemption by Hawk Corporation of all of his shares of Hawk Corporation’s Series D preferred stock.  The Tender Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

Pursuant to the Tender Agreements, each Supporting Stockholder appoints Carlisle and any designee of Carlisle and each of Carlisle’s officers, as attorney, agent and proxy with full power of substitution and resubstitution with respect to the Shares on the matters set forth in Section 1.2 of the Tender Agreements, such proxy authorizes him or her to vote the Shares or grant a consent or approval of the Shares with respect thereto. The proxy granted pursuant to the Tender Agreements is coupled with an interest and is irrevocable unless and until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

The names of the Supporting Stockholders and the number of Shares and the percentage ownership that are subject to the Tender Agreements are set forth in Schedule B hereto which is hereby incorporated herein by reference.  The foregoing summary description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements listed as Exhibit 2.2, Exhibit 2.3 and Exhibit 2.4 hereto, which are hereby incorporated herein by reference.

The Tender Agreements were entered into as a condition to Carlisle’s and Merger Sub’s willingness to enter into and perform their obligations under the Merger Agreement.  Carlisle and Merger Sub requested that each Supporting Stockholder enter into a Tender Agreement, and each Supporting Stockholder agreed to do so in order to induce

Carlisle and Merger Sub to enter into, and in consideration of their entering into, the Merger Agreement.  Neither Carlisle nor Merger Sub paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender Agreements.

Item 4.	Purpose of Transaction.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.

As further described in Item 3 above, this statement on Schedule 13D relates to the Offer, the Merger, the Merger Agreement and the Tender Agreements.  The purpose of entering into the Merger Agreement and the Tender Agreements, and the purpose of the Offer, is to enable Carlisle and Merger Sub to acquire control of, and ultimately the entire equity interest in, Hawk Corporation.  At the effective time of the Merger, the separate existence of Merger Sub will cease and Hawk Corporation will continue as the surviving corporation and as a wholly owned subsidiary of Carlisle.  Each Share issued and outstanding immediately prior to the Merger will be automatically cancelled and converted into the right to receive an amount in cash per share equal to $50.00 as described in the Merger Agreement.  In addition, each option to purchase Shares will immediately and fully vest, and will be terminated and cancelled in exchange for the right to receive an amount payable in cash as described in the Merger Agreement; each unvested share of restricted stock will be vested and no longer subject to restrictions and will be cancelled in exchange for the right to receive an amount payable in cash as described in the Merger Agreement.  Following the Merger, Hawk Corporation will not continue to be publicly traded, and the registration of the Shares under the Exchange Act will be terminated.  The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement listed as Exhibit 2.1 hereto, which is hereby incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, the directors of Merger Sub immediately prior to the effective time of the Merger and the officers of Hawk Corporation immediately prior to the effective time of the Merger will be the directors and officers, respectively, of Hawk Corporation following the Merger.  Pursuant to the terms of the Merger Agreement, the certificate of incorporation of Hawk Corporation will be the certificate of incorporation of Hawk Corporation following the Merger.  The by-laws of Hawk Corporation, as in effect immediately prior to the effective time of the Merger will be the by-laws of Hawk Corporation following the Merger. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to Sections 2.5 of the Merger Agreement listed as Exhibit 2.1 hereto, which is hereby incorporated herein by reference.

Except as described herein, neither Carlisle nor, to the best of its knowledge, any of its executive officers or directors, has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4 (a) — (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information provided and incorporated by reference in Items 3 and 4 is hereby incorporated by reference.

Carlisle may be deemed to beneficially own an aggregate of 2,799,411 Shares, as a result and subject to the terms of the Tender Agreements, pursuant to which Carlisle may be deemed to share the power to vote and dispose of such Shares for the limited purposes described in Item 3 above.  Such Shares constitute approximately 35.4% of the issued and outstanding Shares based on the number of Shares issued and outstanding at October 14, 2010.

Except as described herein, neither Carlisle nor, to the best of its knowledge, any of its executive officers or directors, beneficially owns any Shares or effected any transaction in Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this statement on Schedule 13D, neither Carlisle nor, to the best of its knowledge, any of its executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Hawk Corporation, including but not limited to the transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 2.1:

Agreement and Plan of Merger, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, HC Corporation and Hawk Corporation (incorporated by reference to Exhibit 2.1 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 2.2:

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Ronald E. Weinberg (incorporated by reference to Exhibit 2.2 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 2.3:

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Norman C. Harbert (incorporated by reference to Exhibit 2.3 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 2.4:

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Byron S. Krantz (incorporated by reference to Exhibit 2.4 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 99.1:	Joint Filing Agreement, dated October 22, 2010, between Carlisle Companies Incorporated and HC Corporation.

[Remainder of page left blank, signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2010

CARLISLE COMPANIES INCORPORATED

/s/ Steven J. Ford
Steven J. Ford, Vice President and Chief Financial Officer

SCHEDULE A

1.             DIRECTORS AND EXECUTIVE OFFICERS OF CARLISLE COMPANIES INCORPORATED

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Carlisle.  The current business address of each of these individuals is 13925 Ballantyne Corporate Place, Suite 400, Charlotte, North Carolina, 28277.  Each such individual is a citizen of the United States of America.

Directors	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Robin J. Adams

Executive Vice President, Chief Financial Officer and Chief Administrative Officer (since 2004) and member of the Board of Directors (since 2005) of BorgWarner Inc., a leading, global supplier of highly engineered systems and components, primarily for vehicle powertrain applications. Member of the Audit and Pension and Benefits Committees of Carlisle.

Robert G. Bohn

Chairman (since January 2000) and President and Chief Executive Officer (since November 1997) of Oshkosh Truck Corporation, a manufacturer of specialty vehicles and bodies for access equipment, defense, fire and emergency and commercial uses. Director of Menasha Corporation. Former director (from June 1999 to January 2008) of Graco Inc. Chairman of the Pension and Benefits Committee and member of Compensation Committee of Carlisle.

Robin S. Callahan

Past General Manager, Distribution and Marketing of International Business Machines Corporation, a computer manufacturer and provider of information technology services. Chairman of Audit Committee (from September 2008) and member of Executive and Compensation Committees of Carlisle.

Paul J. Choquette, Jr.

Vice Chairman (since January 2010) and former Chairman and Chief Executive Officer (from February 2002 to January 2010) of Gilbane, Inc., the holding company for Gilbane Development, Inc., and Gilbane Building Company, real estate development and construction management companies. Chairman of Compensation Committee and member of Executive and Pension and Benefits Committees of Carlisle.

Terry D. Growcock

Chairman of the Board of Directors (from May 2007 to December 2008), Chairman and Chief Executive Officer (from February 2002 to April 2007), and President and Chief Executive Officer (from July 1998 to February 2002) of The Manitowoc Company, a multi-industry capital goods manufacturer. Director of Harris Corporation and Harsco Corporation. Member of Compensation, Corporate Governance and Nominating and Pension and Benefits Committees of Carlisle.

Stephen P. Munn

Lead Director (since June 2007) of Carlisle. Former Chairman of the Board (from January 1994 to June 2007) and Chief Executive Officer (from September 1988 to February 2001) of Carlisle. Director of 62 mutual funds owned by Prudential. Member of the Executive Committee of the Company.

Gregg A. Ostrander

Executive Chairman of the Board of Directors (from January 2008 to July 2010), Chairman, President and Chief Executive Officer (from April 2001 to January 2008) and President and Chief Executive Officer (from 1994 to April 2001) of Michael Foods, Inc., a national leader in egg products, refrigerated potatoes and branded cheese for food service and retail markets, including chain restaurants. Mr. Ostrander retired from his position at Michael Foods, Inc. in July 2010. Director of Arctic Cat Inc. and former director of Birds Eye Foods, Inc. (from November 2005 to December 2009). Member of the Audit and Compensation Committees of Carlisle.

David A. Roberts

Chairman, President and Chief Executive Officer (since June 2007) and Chairman of the Executive Committee of Carlisle (since September 2007). Former Chairman (from April, 2006 to June, 2007) and President and Chief Executive Officer (from June, 2001 to June, 2007) of Graco Inc., manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings. Director of Franklin Electric Co. and ADC Telecommunications, Inc. and former director of Arctic Cat Inc. (from August 2006 to March 2009).

Lawrence A. Sala

Chairman (since 2001), President (since 1995) and Chief Executive Officer (since 1997) of Anaren, Inc., manufacturer of microwave electronic components and subsystems for satellite and defense electronics, and telecommunications. Director of Anaren, Inc. (since 1995). Chairman of Corporate Governance and Nominating Committee and member of Audit and Executive Committees of Carlisle.

Magalen C. Webert	Private investor. Member of Pension and Benefits and Corporate Governance and Nominating Committees of Carlisle.

Executive Officers	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

John W. Altmeyer	President, Construction Materials division of Carlisle since July 1997.

John E. Berlin	President, Carlisle Interconnect Technologies division of Carlisle since February 1995.

Steven J. Ford	Vice President, Chief Financial Officer of Carlisle since November 2008 and Vice President, Secretary and General Counsel of Carlisle since July 1995.

Kevin G. Forster

President, Asia-Pacific division of Carlisle since January 2009; Group President, Specialty Products from February 2008 to January 2009; and President, Asia-Pacific from September 1997 to February 2008.

D. Christian Koch

President, Carlisle Industrial Brake & Friction, Inc., a subsidiary of Carlisle, since January 2009; President, Carlisle Asia-Pacific division from February 2008 to January 2009. Formerly employed by Graco, Inc. (i) as Vice President and General Manager, Asia Pacific from January 2004 to February 2008, (ii) as Vice President and General Manager of Asia Pacific and Latin America from June 2003 to December 2003, (iii) as Vice President, Lubrication Equipment Division from January 2000 to June 2003, and (iv) in various sales and marketing positions in the Industrial and Lubrication Equipment Division prior to June 2003.

Carol P. Lowe

Vice President of Carlisle since September 2010; President, Trail King Industries, a subsidiary of Carlisle, from November 2008 to September 2010; Vice President and Chief Financial Officer of Carlisle from May 2004 to November 2008; and Treasurer of Carlisle from January 2002 to May 2004.

David A. Roberts	Chairman, President and Chief Executive Officer (since June 2007) and Chairman of the Executive Committee of Carlisle (since September 2007). Former Chairman (from

April, 2006 to June, 2007) and President and Chief Executive Officer (from June, 2001 to June, 2007) of Graco Inc., manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings. Director of Franklin Electric Co. and ADC Telecommunications, Inc. and former director of Arctic Cat Inc. (from August 2006 to March 2009).

Scott C. Selbach	Vice President, Corporate Development since April 2006. Formerly a Director of Torridon Companies LLC, a private investment firm, from May 2002 to April 2006.

David M. Shannon	President, Carlisle FoodService Products Incorporated, a subsidiary of Carlisle, since January 1997.

Fred A. Sutter

President, Engineered Transportation Solutions division of Carlisle since February 2008. Formerly employed by Graco Inc. as (i) Vice President and General Manager, Applied Fluid Technologies Division from February 2005 to February 2008, (ii) Vice President and General Manager, Industrial/Automotive Equipment Division from June 2003 to February, 2005, and (iii) Vice President, Asia-Pacific and Latin America from January 1999 to June 2003.

Kevin P. Zdimal

Vice President and Chief Accounting Officer of Carlisle since May 2010; Vice President and Treasurer of Carlisle from September 2008 to May 2010; and Vice President, Finance, of Carlisle Interconnect Technologies, a subsidiary of Carlisle, from July 2002 to September 2008.

2.             DIRECTORS AND EXECUTIVE OFFICERS OF HC CORPORATION

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Merger Sub.  The current business address of each of these individuals is 13925 Ballantyne Corporate Place, Suite 400, Charlotte, North Carolina, 28277.  Each such individual is a citizen of the United States of America.

Directors	Present Principal Occupation or Employment

Steven J. Ford	Vice President, Chief Financial Officer of Carlisle since November 2008 and Vice President, Secretary and General Counsel of Carlisle since July 1995. Director of Merger Sub since October 2010.

Michael L. Roberson	Vice President of Carlisle since 2005; Assistant General Counsel of Carlisle since 1995. Secretary and Director of Merger Sub since October 2010.

David A. Roberts

Chairman, President and Chief Executive Officer (since June 2007) and Chairman of the Executive Committee of Carlisle (since September 2007). Former Chairman (from April, 2006 to June, 2007) and President and Chief Executive Officer (from June, 2001 to June, 2007) of Graco Inc., manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings. Director of Franklin Electric Co. and ADC Telecommunications, Inc. and former director of Arctic Cat Inc. (from August 2006 to March 2009). Director of Merger Sub since October 2010.

Executive Officers	Present Principal Occupation or Employment

D. Christian Koch	President, Carlisle Industrial Brake & Friction, Inc., a subsidiary of Carlisle, since

January 2009; President, Carlisle Asia-Pacific division from February 2008 to January 2009. Formerly employed by Graco, Inc. (i) as Vice President and General Manager, Asia Pacific from January 2004 to February 2008, (ii) as Vice President and General Manager of Asia Pacific and Latin America from June 2003 to December 2003, (iii) as Vice President, Lubrication Equipment Division from January 2000 to June 2003, and (iv) in various sales and marketing positions in the Industrial and Lubrication Equipment Division prior to June 2003. President of Merger Sub since October 2010.

Michael L. Roberson	Vice President of Carlisle since 2005; Assistant General Counsel of Carlisle since 1995. Secretary and Director of Merger Sub since October 2010.

SCHEDULE B

SUPPORTING STOCKHOLDERS

	Hawk Corporation Class A Common Stock
	Subject to Tender and Voting Agreements
Name of Supporting Stockholder	Number of Shares	Percentage Ownership
Norman C. Harbert	1,096,506	13.9%
Byron S. Krantz	292,940	3.7%
Ronald E. Weinberg	1,409,965	17.8%

EXHIBIT INDEX

Exhibit 2.1:

Agreement and Plan of Merger, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, HC Corporation and Hawk Corporation (incorporated by reference to Exhibit 2.1 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 2.2:

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Ronald E. Weinberg (incorporated by reference to Exhibit 2.2 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 2.3:

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Norman C. Harbert (incorporated by reference to Exhibit 2.3 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 2.4:

Tender and Voting Agreement, dated as of October 14, 2010, among Carlisle Companies Incorporated, HC Corporation and Byron S. Krantz (incorporated by reference to Exhibit 2.4 to Carlisle Companies Incorporated’s Current Report on Form 8-K filed on October 14, 2010).

Exhibit 99.1:	Joint Filing Agreement, dated October 22, 2010, between Carlisle Companies Incorporated and HC Corporation.